UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission file number 001-14540

Deutsche Telekom AG

(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140,

53113 Bonn,

Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o             No  x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Press release

Bonn, January 29, 2009

Deutsche Telekom increases leadership on the Germany DSL and mobile communications market and continues to grow abroad

Deutsche Telekom substantially increased its customer numbers in the DSL and mobile communications areas in 2008. Successful plans such as the Call&Surf all-in packages, the Max mobile flat rates or the community service MyFaves in the United States and innovative products like Entertain, the Apple iPhone 3G or the Android-based T-Mobile G1 made a significant contribution to increasing competitiveness in Germany and continuing the growth course abroad.

With a DSL net add market share of around 45 percent in Germany and almost 1.6 million new customers, T-Home achieved the target it had set itself in 2008. In the fourth quarter of 2008, the new customer market share almost reached the 50-percent mark. Over the past 12 months, the company has consolidated its top position on the German DSL market with 10.6 million existing retail customers and a total market share of around 46 percent. Some 500,000 customers ordered the Entertain triple-play offer by the end of the year, meaning that Deutsche Telekom met its expectations. Internet TV is also becoming increasingly popular in Eastern Europe. Deutsche Telekom’s subsidiaries in Croatia, Slovakia, Hungary, Macedonia and Montenegro acquired a total of more than 220,000 customers for the television experience by the end of 2008.

The number of line losses was at the lower end of the guidance of 2.5 to 3 million issued at the beginning of the year. In addition to losses caused by competitive and regulatory factors, this value includes, for the first time in 2008, line losses on technical grounds as a result of the migration of resale customers to the all-IP platform.

Encouraging developments continued on the mobile communications markets in 2008. The number of customers with the companies in Europe and the United States totaled 128.3 million. This means that the number of customers increased organically by 7.6 million. The contract customer segment accounts for 5 million of this growth with a current customer base of 65.9 million.

T-Mobile Deutschland also defended its leading position in Germany. With over 950,000 new contract customers, the high level of the previous year was reached once again. The successful introduction of the Apple iPhone 3G and the attractive range of calling plans were the main reasons for this development. Contract customer business also proved successful for the Polish subsidiary PTC. With almost 920,000 new fixed-term contract customers, PTC upped the high level in 2007 by a further 5 percent. The percentage of the total customer base also rose in the Czech Republic, United Kingdom and Austria. Business also developed very positively at the Southeastern European mobile companies over the past year. The national companies in Croatia, Slovakia and Hungary recorded a significant increase in the number of contract customers.

T-Mobile USA had a customer base of 32.8 million at the end of the year, including SunCom, which was fully consolidated in February 2008. Organic customer growth – excluding SunCom – was thus almost 3 million compared with the end of 2007. Including SunCom, total customer growth was 4.1 million. The U.S mobile subsidiary set standards in mobilizing the Internet with the launch of the T-Mobile G1 on October 22, 2008. The world’s first Android-based device met with high demand. By consistently upgrading its mobile communications network, T-Mobile USA created the conditions for further growth in mobile data business. At the end of the year, broadband 3G mobile services were available to around 107 million people in the United States. This figure is set to almost double following further network expansion in 2009.

Development of customer numbers in 2008
Broadband/Fixed Network
	Dec. 31, 2008 (thousands)	Dec. 31, 2007 (thousands)	Change (thousands)	Change (%)
Broadband
Lines (total) 1.2)	15,047	13,927	1,120	8.0
- Domestic 1)	13,337	12,543	794	6.3
of which: retail	10,594	9,019	1,575	17.5
- International 1,2)	1,710	1,384	326	23.5

Fixed-network lines
Lines (total) 1.2)	33,823	36,554	(2,731)	(7.5)
- Domestic 1)	28,561	31,055	(2,493)	(8.0)
of which: ISDN lines	8,259	8,624	(364)	(4.2)
- International 1,2)	5,262	5,500	(237)	(4.3)

Wholesale/resale
Resale/IP-BSA 3)	2,754	3,741	(987)	(26.4)
Of which: domestic	2,537	3,524	(986)	(28.0)
ULLs 4)	8,373	6,423	1,950	30.4
IP-BSA SA 5)	229	n.a.	n.a.	n.a.
Of which: domestic	206	n.a.	n.a.	n.a.

Comments on the Broadband/Fixed Network table:
1) Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.

2) International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom and Crnogorski Telekom.

3) Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP bitstream access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

4) Unbundled local loop lines in Germany and abroad; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.

5) Definition of IP-BSA standalone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Dec. 31, 2008 (thousands)	Dec. 31, 2007 (thousands)	Change (thousands)	Change (%)
Mobile customers 1) Total	128,336	120,756	7,580	6.3
in Europe	95,578	90,921	4,657	5.1
in the United States 1) (T-Mobile USA)	32,758	29,835	2,940	9.8

T-Mobile Deutschland 2)	39,101	35,952	3,150	8.8
T-Mobile UK 3)	16,786	17,311	(526)	(3.0)
PTC (Poland)	13,273	12,998	275	2.1
T-Mobile Netherlands 4) (NL)	5,309	4,889	420	8.6
T-Mobile Austria (A)	3,402	3,273	129	3.9
T-Mobile CZ (Czech Republic)	5,422	5,271	151	2.9
T-Mobile Hungary	5,362	4,853	508	10.5
T-Mobile Slovensko (Slovakia)	2,347	2,367	(20)	(0.8)
Other countries 5)	4,576	4,006	570	14.2

Comments on the Mobile Communications table:
1) One mobile card corresponds to one customer. Organic customer growth is reported for better comparability: SunCom customers, which amounted to 1.1 million as of the reporting date in 2007 and 1.2 million as of the reporting date in 2008, were also included in the historic customer base, although the shares were not acquired until February 22, 2008. Change in SunCom customer base was included from February 22, 2008.

2) On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland improved its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems. Historical values were not adjusted.

3) Including Virgin Mobile.

4) Orange Nederland included for the first time in the fourth quarter of 2007.

5) "Other" includes T-Mobile Croatia, T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).

Net additions in the fourth quarter of 2008
Broadband/Fixed Network
	Dec. 31, 2008 (thousands)	Dec. 31, 2007 (thousands)	Change (thousands)	Change (%)
Broadband
Lines (total) 1.2)	238	663	(425)	(64.1)
- Domestic 1)	136	526	(390)	(74.1)
of which: retail	352	526	(174)	(33.1)
- International 1,2)	102	137	(35)	(25.5)

Fixed-network lines
Lines (total) 1.2)	(754)	(612)	(142)	(23.2)
- Domestic 1)	(685)	(537)	(148)	(27.6)
of which: ISDN lines	(109)	(80)	(29)	(36.3)
- International 1,2)	(69)	(75)	6	8.0

Wholesale/resale
Resale/IP-BSA 3)	(389)	22	(411)	n.a.
Of which: domestic	(368)	0	(368)	n.a.
ULLs 4)	380	510	(130)	(25.5)
IP-BSA SA 5)	156	n.a.	n.a.	n.a.
Of which: domestic	152	n.a.	n.a.	n.a.

Comments on the Broadband/Fixed Network table:
1) Telephone lines in operation excluding lines for internal use and public telecommunications, including wholesale services.

2) International includes Eastern Europe with T-Hrvatski Telekom, Slovak Telekom, and Magyar Telekom including subsidiaries Makedonski Telekom and Crnogorski Telekom.

3) Definition of resale/bundled IP-BSA: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group including bundled IP bitstream access. In the case of IP-BSA, Deutsche Telekom leases DSL lines to the competitor and transports the datastream carried over the lines via its concentrator network to the associated broadband point of presence where the datastream is handed over to the competitor.

4) Unbundled local loop lines in Germany and abroad; Deutsche Telekom wholesale service that can be leased by other telecommunications operators without upstream technical equipment in order to offer their own customers a telephone or DSL line.
5) Definition of IP-BSA standalone (IP-BSA SA): IP-BSA is a wholesale product not bundled with a Deutsche Telekom PSTN line. Allows competitors to offer an all-IP product range.

Mobile Communications
	Dec. 31, 2008 (thousands)	Dec. 31, 2007 (thousands)	Change (thousands)	Change (%)
Mobile customers 1) Total	1,677	3,756	(2,079)	(55.3)
in Europe	1,056	2,794	(1,738)	(62.2)
in the United States (T-Mobile USA)	621	951	(330)	(34.7)

T-Mobile Deutschland 2)	301	1,481	(1,179)	(79.6)
T-Mobile UK 3)	(16)	306	(322)	(105.3)
PTC (Poland)	260	277	(16)	(5.9)
T-Mobile Austria (A)	69	47	22	47.1
T-Mobile Netherlands 4) (NL)	(18)	63	(81)	(128.1)
T-Mobile CZ (Czech Republic)	30	64	(34)	(52.7)
T-Mobile Hungary	206	225	(19)	(8.7)
T-Mobile Slovensko (Slovakia)	30	61	(31)	(50.0)
Other countries 5)	193	271	(78)	(28.8)

Comments on the Mobile Communications table:
1) One mobile card corresponds to one customer. Organic customer growth is reported for better comparability.

2) On the basis of different rulings on the expiry of prepaid credit and the limited validity of prepaid cards, T-Mobile Deutschland improved its terms of contract and thus also its deactivation policy in the first quarter of 2007 in favor of its prepay customers. These customers can now use their prepaid credit longer than before. As a result of the change in the terms of contract, prepaid contracts no longer end automatically, but run for an unlimited duration and can be terminated by the customer at any time and by T-Mobile with one month's notice. T-Mobile Deutschland reserves the right to make use of this right of termination and to deactivate cards in the systems. Historical values were not adjusted.

3) Including Virgin Mobile.

4) Orange Nederland included for the first time in the fourth quarter of 2007.

5) "Other" includes T-Mobile Croatia, T-Mobile Macedonia and T-Mobile Crna Gora (Montenegro).
Deutsche Telekom AG
Corporate Communications

Tel.: +49 (0) 228 181- 4949
E-mail: presse@telekom.de

Further information is available for journalists at www.telekom.com/presse

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: January 30, 2009